SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Prana Biotechnology Limited

(Name of Registrant)

Level 3, 460 Bourke Street, Melbourne, VIC 3000, Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-199783) and Form S-8 (File No. 333-153669).

PRANA BIOTECHNOLOGY LIMITED

6-K	Items

1.	Prana AGM 2017 - Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

November 16, 2017

Treatment of Neurological Disorders David Stamler, M.D. AGM 2017

Highlights 2 NOVEL DRUG CANDIDATE: PBT434 ▪ Targets key protein implicated in neurodegeneration of Parkinson’s disease and atypical parkinsonism ▪ Prevents accumulation and aggregation of α - synuclein ▪ Well tolerated in repeated dose toxicology studies STRONG RESEARCH AND DEVELOPMENT ▪ Innovative discovery program ▪ Development team with proven track record ▪ Long standing collaborations with Harvard and Florey Institute of Neuroscience and Mental Health MULTIPLE INDICATION OPPORTUNITY ▪ PBT434 active in multiple animal models of Parkinson’s disease and atypical parkinsonism

Rapidly Growing Burden of Neurological Disease based on Aging Population 3 “Because the incidence of PD increases sharply with age and because the world’s population is aging, the number of individuals affected is poised for exponential growth.” Dorsey, Bloem . JAMA Neurology Published online November 13, 2017

PBT434 – Strong Development Rationale • PBT434 is a 2 nd generation drug to emerge from Prana’s research program • Distinct chemical scaffold and biological profile compared to prior drug candidates • Excellent drug candidate based on physical characteristics • PBT434 targets α - synuclein, a biologically important protein implicated in neurodegenerative diseases • Widespread acceptance in scientific community • PBT434 inhibits iron - mediated α - synuclein accumulation, preserves neurons and improves function in animal models of synucleinopathy • There is a strong link between iron and the synucleinopathies • Phase 2 data with a related compound demonstrates proof of concept in Parkinson’s disease • Clear development path for symptomatic therapy • Potential path for disease modifying therapy for the synucleinopathies 4

α-Synuclein is an Important Disease Target
Strong Genetic and Pathological Link to Disease

PRANA BIOTECHNOLOGY

THE MICHAEL J. FOX FOUNDATION FOR PARKINSON'S RESEARCH

ALPHA-SYNUCLEIN PRIORITY AREA
OUR INVESTMENT IN ALPHA-SYNUCLEIN RESEARCH

The Michael J. Fox Foundation has made significant investments in research to understand alpha-synuclein and to translate it into therapeutic strategies for advancing a cure for Parkinson's disease. Our particular areas of focus to date include:

- Supporting work to understand the normal function of alpha-synuclein and its role in Parkinson's disease pathogenesis;
- Taking an aggressive approach in advancing alpha-synuclein therapeutics to the clinic and supporting strategies to reduce aggregation or lower protein levels of alpha-synuclein;

VIEWPOINT

Targeting α-Synuclein as a Therapy for Parkinson's Disease: The Battle Begins

"Collectively these data strongly suggest that alpha synuclein is a potentially important and novel target of candidate neuroprotective therapies. Several different therapeutic strategies designed to clear or prevent the formation of toxic forms of α-synuclein are currently being investigated in the laboratory, and clinical trials have already begun."

Movement Disorders, Vol. 32, No. 2, 2017

Biogen

Roche

Takeda

AstraZeneca

Prana commences research collaboration with Takeda for the treatment of Parkinson's disease gastrointestinal neuropathology
18 July 2017

AstraZeneca and Takeda establish collaboration to develop and commercialise MEDI1341 for Parkinson's disease 29 August 2017

https://www.michaeljfox.org/research/priority-area-detail.php?alpha-synuclein

5

PBT434 Lowers α - Synuclein and Prevents Neuronal Death Transgenic Animal Model ( hA53T) of PD 6 Preserves neurons in S. nigra T o t a l S N p c n e u r o n s W/T Vehicle PBT434 0 4000 8000 ** Treatment • 4 - 8 months of age • ~30 mg/kg/day (via feed) ↓ α - Synuclein aggregation h A 5 3 T - - s y n Vehicle PBT434 0 2 4 6 ** % C l a s p i n g VEH PBT434 0 50 100 P<0.001 Improves Motor Function Finkelstein et al. Acta Neuropath Comm (2017) 5:53

Strategy Supported by Proof of Concept with Deferiprone 6 month placebo controlled data in Parkinson’s disease patients 7 S. nigra Brain Iron by MRI Motor Function – UPDRS III Devos et al. Antiox . and Redox Signaling. 2014; 21: 195 DFP PBO DFP PBO S. nigra Improvement DFP Fe binding Affinity Kb =10 36 Reducing excess iron improves motor function

Summary • PBT434 targets α - synuclein, a biologically important protein implicated in neurodegenerative diseases • Iron is increased in the brain of patients with target diseases • PBT434 restores iron homeostasis and blocks the accumulation and aggregation of this protein • PBT434 has shown clear efficacy in multiple animal models of disease • Potential indications include the synucleinopathies • Significant unmet needs in treating certain Orphan diseases, e.g., Multiple System Atrophy • Urgent need for disease modifying therapies • Phase 1 study to commence in mid - 2018 8